SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                             Aspen Bancshares, Inc.
                              ---------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   045243 10 2
                      -------------------------------------
                      (CUSIP Number of Class of Securities)


                              Mr. Harris H. Simmons
                      President and Chief Executive Officer
                              Zions Bancorporation
                             1380 Kennecott Building
                           Salt Lake City, Utah 84133
                                 (801) 524-4787
              -----------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                              Brian D. Alprin, Esq.
                             Laurence S. Lese, Esq.
                        Metzger, Hollis, Gordon & Alprin
                         1275 K Street, N.W., Suite 1000
                             Washington, D.C. 20005
                                 (202) 842-1600

                                November 19, 1996
                 -----------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)



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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following:
                                                                          [ ]

Check the following box if a fee is being paid with this Statement:
                                                                          [ ]
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(1)      NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         ZIONS BANCORPORATION
         87-0227400
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(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                 (a)      [ ]
                                                                 (b)      [ ]
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(3)      SEC USE ONLY

------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS*

         WC/00
------------------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)
                                                                          [ ]
------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         UTAH
------------------------------------------------------------------------------
                                         :        (7)      SOLE VOTING POWER
                                         :
                                         :                 739,825(1)
                                         :------------------------------------
NUMBER OF SHARES                         :        (8)      SHARED VOTING
BENEFICIALLY OWNED BY                    :
EACH REPORTING PERSON WITH               :                         -0-
                                         :------------------------------------
                                         :        (9)      SOLE DISPOSITIVE
                                         :
                                         :                 739,825(1)
                                         :------------------------------------

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                                         :       (10)     SHARED DISPOSITIVE
                                         :                         -0-
------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         739,825(1)
------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
         SHARES*                                                          [ ]

         N/A
------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         APPROXIMATELY 16.6%(2)
------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON*

         CO
------------------------------------------------------------------------------

*        SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The shares of Issuer common stock covered by this report are purchasable by the Reporting Person upon exercise of an option granted to the Reporting Person as of November 19, 1996, and described in Item 4 of this report. Prior to the exercise of the option, the Reporting Person is not entitled to any rights as a stockholder of Issuer as to the shares covered by the option. The option may only be exercised upon the happening of certain events referred to in Item 4, none of which has occurred as of the date hereof. The Reporting Person expressly disclaims beneficial ownership of any of the shares of common stock of Issuer which are purchasable by the Reporting Person upon exercise of the option until such time as the Reporting Person purchases any such shares upon any such exercise. The number of shares indicated represents 19.9% of the total outstanding shares of common stock of Issuer as of November 19, 1996, excluding shares issuable upon exercise of the option.

(2)      After giving effect to the exercise of the option as described herein.

ITEM 1.           SECURITY AND ISSUER.

                  This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $.01 per share (the "Shares" or the "Issuer Common Stock"), of Aspen

Bancshares, Inc., a Colorado corporation (the "Issuer"). The principal executive office of the Issuer is located at 534 East Hyman Avenue, P.O. Box 3677, Aspen, Colorado 81612.

                  The information set forth in the Exhibits hereto is hereby expressly incorporated herein by reference and the responses to each item of this Schedule 13D are qualified in their entirety by the provisions of such Exhibits.

ITEM 2.           IDENTITY AND BACKGROUND.

                  (a)-(c) This Schedule 13D is filed by Zions Bancorporation, a Utah corporation (the "Reporting Person").

                  The business address of the Reporting Person is 1380 Kennecott Building, Salt Lake City, Utah 84133. The principal business of the Reporting Person is a bank holding company.

                  To the best of the Reporting Person's knowledge as of the date hereof, the name; business address; present principal occupation or employment; name, principal business and address of any corporation or other organization in which such employment is conducted; and citizenship of each executive officer and director of the Reporting Person is set forth in Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

                  (d)-(e) During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the executive officers or directors of the Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such items.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The Option (defined in Item 4 below) to acquire Shares was granted to the Reporting Person as an inducement to the Reporting Person's entering into an Agreement and Plan of Reorganization, dated as of November 19, 1996, by and among the Reporting Person and the Issuer (the "Plan of Reorganization"), providing for the merger (the "Merger") of the Issuer with and into the Reporting Person with the Reporting Person being the surviving corporation, pursuant to which each outstanding Share will be converted into the right to receive shares of common stock, no par value per share, of the Reporting Person (the "Reporting Person Common Stock"). The Merger is subject to the approval of the Issuer's stockholders, regulatory approvals, and the satisfaction or waiver of various other conditions, as more fully described in the Plan of Reorganization. None of the Triggering Events (defined in Item 4 below) permitting the exercise of the Option has occurred as of the date hereof. In the event that the Option becomes exercisable and the Reporting Person wishes to purchase the Shares subject thereto, the

Reporting Person anticipates that it would fund the exercise price of $13,964,197 (assuming full exercise of the Option) with working capital or through other financing sources available to the Reporting Person at the time of exercise. A copy of the Plan of Reorganization is attached hereto as Exhibit 1. See also Item 4 below.

ITEM 4.           PURPOSE OF THE TRANSACTION.

                  The information set forth in Item 3 is hereby incorporated herein by reference.

                  The purpose of the transaction is for Issuer to merge with and into Reporting Person, with Reporting Person being the surviving entity. In connection with the Plan of Reorganization and in consideration thereof, Issuer and the Reporting Person entered into that certain Stock Option Agreement (the "Option Agreement"), dated November 19, 1996, whereby Issuer granted to the Reporting Person an option (the "Option") to purchase, under certain circumstances described therein, up to 739,825 Shares at a cash purchase price per Share equal to $18.875, subject to antidilution adjustment as provided therein (the "Purchase Price"). Based on the number of Shares outstanding on November 19, 1996, the Option would be exercisable for approximately 19.9% of the outstanding Shares, or approximately 16.6% of the Shares that would be outstanding after giving effect to the exercise of the Option.

                  The Reporting Person may exercise the Option, in whole or in part, at any time and from time to time following the happening of certain events (each, a "Triggering Event"), provided that the Reporting Person provide written notice of such exercise to the Issuer in accordance with the Option Agreement. A Triggering Event includes any one or more of the following events:

                           (a) The Board of Directors of the Issuer shall have
                  (i) authorized the execution of an agreement with any person or group of persons other than Reporting Person or a subsidiary of Reporting Person ("Third Party") pursuant to which such Third Party will acquire, merge or consolidate with, or acquire all or substantially all of the assets of the Issuer (or engage in a substantially similar transaction),
                  (ii) supported an offer or proposal by any Third Party to acquire, merge or consolidate with the Issuer, or acquire all or substantially all of the assets of the Issuer (or to engage in a substantially similar transaction), or (iii) recommended to the shareholders of the Issuer that they not approve the Plan of Reorganization; or

                           (b) the termination of the Plan of Reorganization by
                   Reporting Person pursuant to Section 10.2(b) of the Plan of Reorganization due to a willful breach by the Issuer; or

                           (c) the receipt by a Third Party of all required
                  approvals of all governmental authorities to acquire beneficial ownership of more than 25 percent of the Issuer Common Stock; or

                           (d) upon the public announcement by any Third Party
                  with financial ability of a bona fide proposal or intention to in any manner acquire control of the Issuer and, thereafter, if such proposal has not been withdrawn at least twenty days prior to the meeting of shareholders of the Issuer called to vote on the Plan of Reorganization, the Issuer's shareholders fail to approve the Plan of Reorganization by the vote required by applicable law at the meeting of shareholders called for such purpose.

                  The Option and the Option Agreement will terminate upon the earliest of (a) the date twelve months after the first occurrence of a Trigger Event, as defined, (b) the date upon which consummation of the Merger occurs,
(c) the mutual agreement of the parties to the Plan of Reorganization, (d) the date ninety days after the date that written certification of the vote of the Issuer's shareholders is delivered to Reporting Person indicating that the Issuer's shareholders have not approved the Merger under the circumstances specified in Section 3(d) of the Option Agreement, (e) the date of termination of the Plan of Reorganization by the Issuer pursuant to Section 10.2(c) of the Plan of Reorganization, and (f) termination of the Plan of Reorganization pursuant to Section 10.2(a) of the Plan of Reorganization. If, after the occurrence of a Trigger Event, the Option cannot be exercised by reason of any Suit (as defined in Section 6(c) of the Option Agreement) commenced prior to the expiration of the Option as provided above, the termination of the Option Agreement will be extended until the earlier of (a) the date five business days after such impediment to exercise shall have been removed, (b) termination of the Option and the Option Agreement by the Issuer pursuant to the last sentence of Section 2 of the Option Agreement, or (c) termination of the Option and the Option Agreement by Reporting Person pursuant to Section 13 of the Option Agreement.

                  If, at any time after the commencement of such a Suit, the Issuer in its sole judgment determines that its failure to terminate the Option under Section 2 of the Option Agreement would be adverse to the interests of the Issuer or its shareholders, the Issuer may terminate the Option Agreement and the Option by giving notice of such termination to Reporting Person and making a cash payment to Reporting Person in the amount of $2,500,000 payable by delivery of a bank check payable to the order of Reporting Person.

                  Upon the occurrence of certain events set forth in the Option Agreement, the Option may be repurchased by Issuer (the "Repurchase"). In addition, the Option Agreement grants certain registration rights (the "Registration Rights") to the Reporting Person with respect to the Shares represented by the Option. The terms of such Repurchase and Registration Rights are set forth in the Option Agreement.

                  A copy of the Option Agreement is attached hereto as
 Exhibit 12.

                  The purpose of the Option Agreement is to facilitate consummation of the Merger.

                  (a)-(j) Upon consummation of the Merger as contemplated by the Plan of Reorganization, (a) the Issuer will be merged into Reporting Person and the separate existence of Issuer will terminate, (b) Reporting Person by operation of law will own the assets and be subject to the liabilities of the Issuer in exchange for Reporting Person Common Stock to be distributed to holders of the Issuer's securities, (c) the Board of Directors of the Issuer will be terminated, (d) the Certificate of Incorporation and Bylaws of the Issuer will be cancelled, (e) all the Shares will be cancelled upon effectiveness of the Merger and the Shares will cease to be authorized to be listed on the NMS of NASDAQ, and (f) the Shares will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a)-(b The number of Shares covered by the Option is equal to 739,825 which constitutes (i) 19.9% of Issuer Common Stock based on the Shares issued and outstanding on November 19, 1996, or (ii) 16.6% of the shares of Issuer Common Stock that would be outstanding after giving effect to the exercise of the Option.

                  Prior to the exercise of the Option, the Reporting Person (i) is not entitled to any rights as a stockholder of Issuer as to the Shares covered by the option and (ii) disclaims any beneficial ownership of the shares of Issuer Common Stock which are purchasable by the Reporting Person upon exercise of the Option because the Option is exercisable only in the limited circumstances referred to in Item 4 above, none of which has occurred as of the date hereof. If the Option were exercised, the Reporting Person would have the sole right to vote or to dispose of the shares of Issuer Common Stock issued as a result of such exercise.

                  (c) Other than as set forth in this Item 5, to the best of the Reporting Person's knowledge as of the date hereof (i) neither the Reporting Person nor any subsidiary or affiliate of the Reporting Person nor any of the Reporting Person's executive officers or directors, beneficially owns any shares of Issuer Common Stock, and (ii) there have been no transactions in the shares of Issuer Common Stock effected during the past 60 days by the Reporting Person, nor to the best of the Reporting Person's knowledge, by any subsidiary or affiliate of the Reporting Person or any of the Reporting Person's executive officers of directors.

                  (d) No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer Common Stock obtainable by the Reporting Person upon exercise of the Option.

                  (e)      Not applicable.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The disclosure set forth in Items 3 and 4 above regarding the Plan of Reorganization and Option Agreement is hereby incorporated herein by reference.

                  As a part of the Plan of Reorganization, each of Issuer's directors has agreed individually and as a group, subject to their fiduciary duties to the stockholders, to support the Plan of Reorganization and to recommend its adoption by other stockholders of Issuer and to refrain from soliciting, negotiating, or accepting any offer of merger, consolidation, or acquisition of any of the Shares or all or substantially all of the assets of the Issuer or any of its subsidiaries.

                  Also in connection with the execution of the Plan of Reorganization, the Reporting Person entered into Stockholder Voting Agreements (the "Stockholder Voting Agreements"), dated as of November 19, 1996, with each of the following officers and stockholders of the Issuer (B. John Barry; J. Thomas Clark, Jr.; Morton A. Heller; Charles B. Israel; Carol Ann Kopf; James McDade; Robert R. Oden, M.D.; Christopher L. Tolk; and Albert B. Glickman) (the "Stockholders") whereby the Stockholders agreed to vote all of the Shares beneficially owned by them in favor of certain matters, including without limitation, the approval and adoption of the Plan of Reorganization, and not to vote any Shares in favor of any other sale of control, merger, consolidation, etc., and not to voluntarily sell or otherwise transfer any of the Shares pursuant to a tender offer or to any person seeking to obtain control of the Issuer or for the purpose of avoiding obligations of such Stockholders under the Stockholder Voting Agreement.

                  Copies of the various agreements referred to herein are attached as Exhibits hereto.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT           DESCRIPTION

1 Agreement and Plan of Reorganization, dated as of November 19, 1996 by and among Zions Bancorporation and Aspen Bancshares, Inc.

2 The Directors' Agreement, dated as of November 19, 1996, is part of the Plan of Reorganization, which is filed as Exhibit 1 above.

3 Stockholder Voting Agreement, dated as of November 19, 1996, by and between B. John Barry and Zions Bancorporation.

4 Stockholder Voting Agreement, dated as of November 19, 1996, by and between J. Thomas Clark, Jr. and Zions Bancorporation.

5 Stockholder Voting Agreement, dated as of November 19, 1996, by and between Morton A. Heller and Zions Bancorporation.

6 Stockholder Voting Agreement, dated as of November 19, 1996, by and between Charles B. Israel and Zions Bancorporation.

7 Stockholder Voting Agreement, dated as of November 19, 1996, by and between Carol Ann Kopf and Zions Bancorporation.

8 Stockholder Voting Agreement, dated as of November 19, 1996, by and between James McDade and Zions Bancorporation.

9 Stockholder Voting Agreement, dated as of November 19, 1996, by and between Robert R. Oden, M.D. and Zions Bancorporation.

10 Stockholder Voting Agreement, dated as of November 19, 1996, by and between Christopher L. Tolk and Zions Bancorporation.

11 Stockholder Voting Agreement, dated as of November 19, 1996, by and between Albert B. Glickman and Zions Bancorporation.

12 Stock Option Agreement, dated November 19, 1996 by and between Aspen Bancshares, Inc. as "Issuer" and Zions Bancorporation as "Grantee."

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.

                                          ZIONS BANCORPORATION


                                          By: /s/ Dale M. Gibbons
                                          Name:  Dale M. Gibbons
                                          Title: Senior Vice President and Chief
                                                 Financial Officer

Dated:  November 19, 1996

                                                                      SCHEDULE I




                        DIRECTORS AND EXECUTIVE OFFICERS
                             OF ZIONS BANCORPORATION


                  The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of the Reporting Person. Unless otherwise indicated, each such person is a U.S. citizen, and the business address of each such person is 1380 Kennecott Building, Salt Lake City, Utah 84133.

Name and Business                        Present Principal
    Address                                  Occupation
-----------------                        -----------------

*Roy W. Simmons                          Chairman

*Harris H. Simmons                       President and Chief Executive Officer

 Dale M. Gibbons                         Senior Vice President and Chief
                                         Financial Officer

 Walter E. Kelly                         Controller

*Jerry C. Atkin                          Chairman, President and Chief
 444 S. River Road                       Executive Officer SkyWest Airlines
 St. George, UT  84770-2085

*Grant R. Caldwell                       Retired
 1498 Canterbury Drive
 Salt Lake City, UT  84108

*R. Don Cash                             Chairman, President and Chief
 180 East 100 South                      Executive Officer Questar
 Salt Lake City, UT  84111               Corporation

*Richard H. Madsen                       President and Chief Executive
 2200 South 900 West                     Officer ZCMI
 Salt Lake City, UT  84137

*Roger B. Porter                         IBM Professor of Business and
 79 John F. Kennedy Street               Government Harvard University
 Cambridge, MA  02138

*Robert G. Sarver                        Executive Director
 402 W. Broadway, Suite 1290             Southwest Value Partners and
 San Diego, CA  92101                    Affiliates

*L.E. Simmons                            President -- SCF Investment Partners
 6600 Texas Commerce Tower               President -- L.E. Simmons & Associates,
 Houston, TX  77002-3007                 Inc.

*I. J. Wagner                            President
 680 Kennecott Building                  The Keystone Company
 Salt Lake City, UT  84133

*Dale W. Westergard                      Retired
 179 South 850 East
 Bountiful, UT  84010


*Director of Zions Bancorporation

                                  EXHIBIT INDEX


EXHIBIT       DESCRIPTION

   1 Agreement and Plan of Reorganization, dated as of November 19, 1996 by and among Zions Bancorporation and Aspen Bancshares, Inc.

   2 The Directors' Agreement, dated as of November 19, 1996, is part of the Plan of Reorganization, which is filed as Exhibit 1 above.

   3 Stockholder Voting Agreement, dated as of November 19, 1996, by and between B. John Barry and Zions Bancorporation.

   4 Stockholder Voting Agreement, dated as of November 19, 1996, by and between J. Thomas Clark, Jr. and Zions Bancorporation.

   5 Stockholder Voting Agreement, dated as of November 19, 1996, by and between Morton A. Heller and Zions Bancorporation.

   6 Stockholder Voting Agreement, dated as of November 19, 1996, by and between Charles B. Israel and Zions Bancorporation.

   7 Stockholder Voting Agreement, dated as of November 19, 1996, by and between Carol Ann Kopf and Zions Bancorporation.

   8 Stockholder Voting Agreement, dated as of November 19, 1996, by and between James McDade and Zions Bancorporation.

   9 Stockholder Voting Agreement, dated as of November 19, 1996, by and between Robert R. Oden, M.D. and Zions Bancorporation.

   10 Stockholder Voting Agreement, dated as of November 19, 1996, by and between Christopher L. Tolk and Zions Bancorporation.

   11 Stockholder Voting Agreement, dated as of November 19, 1996, by and between Albert B. Glickman and Zions Bancorporation.

   12 Stock Option Agreement, dated November 19, 1996 by and between Aspen Bancshares, Inc. as "Issuer" and Zions Bancorporation as "Grantee."